UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)  *

CapitalSource Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
14055X102
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 46 Pages

Exhibit Index Found on Page 45

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,084,396
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,084,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,162,499 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,629,152
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,629,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,707,255 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,059,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,059,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,137,271 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,408
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,511 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,009
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,112 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,903,271
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,903,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,374 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,644,968
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,644,968
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,723,071 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 8 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,069,252
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,069,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,147,355 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,629,152
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,629,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,707,255 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew B. Fremder
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,241
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 47,241
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel J. Hirsch
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,862
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER 30,862
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard H. Voon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 46 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,792,323 Shares, which is 9.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,714,220
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,714,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,792,323 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 46 Pages

This Amendment No. 15 to Schedule 13D amends the Schedule 13D initially filed on August 15, 2003 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note

This Schedule 13D reports that on May 26, 2009, the Reporting Persons (as defined below) sold an aggregate of 2,664,000 Shares. As a result of those sales, the Reporting Persons’ percentage beneficial ownership of the Company’s outstanding Shares is below 10 percent.

This Schedule 13D also reports that since the Reporting Persons beneficially own less than 10 percent of any class of the Company’s voting stock, the U.S. Change in Bank Control Act no longer ascribes to the Reporting Persons a presumption of control over the Company and the Bank (as defined in Item 4). Accordingly, the Reporting Persons intend to seek confirmation from the Federal Deposit Insurance Corporation that they are relieved of their obligations under the Passivity Agreement (as defined in Item 4).

Item 2.	Identity And Background

Item 2 is amended and restated in its entirety as follows:

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon CS Institutional Finance II, L.P., a Delaware limited partnership (“Farallon CS LP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(v)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it; and

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, Farallon CS LP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

Page 26 of 46 Pages

The Farallon General Partners

(vii)

Farallon Partners, L.L.C., a Delaware limited liability company (“FPLLC”), which is the general partner of each of the Farallon Funds, other than Farallon CS LP, with respect to the Shares held by each of the Farallon Funds, other than Farallon CS LP.; and

(viii)	Farallon CS Institutional Finance, L.L.C., a Delaware limited liability company (“Farallon CS LLC”), which is the general partner of Farallon CS LP, with respect to the Shares held by Farallon CS LP.

FPLLC and Farallon CS LLC are together referred to herein as the “Farallon General Partners.”

The Management Company

(ix)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), which is a manager of one or more accounts (the “Managed Accounts”) and Farallon CS LLC, with respect to the Shares held by the Managed Accounts and Farallon CS LP.

The Individual Reporting Persons

(x)

The following persons, each of whom is, or with respect to Mellin (as defined below) was, a managing member of both FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Accounts: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Andrew J.M. Spokes (“Spokes”), Richard H. Voon (“Voon”) and Mark C. Wehrly (“Wehrly”);

(xi)

Thomas F. Steyer (“Steyer”), who is a senior managing member of both FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Accounts and with respect to both the 12,376 Shares distributed from vested restricted stock units received for service as a member of the Company’s Board of Directors (the “Board”) following his resignation from the Board and the 18,486 Shares he is deemed to beneficially own through ownership of the options received for service as a member of the Board prior to his resignation; and

(xii)

Andrew B. Fremder (“Fremder”), with respect to the Shares held by the Farallon Funds and the Managed Accounts and with respect to the Shares which Fremder is deemed to beneficially own through ownership of the options and phantom stock units received for service as a member of the Board.

Page 27 of 46 Pages

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Company, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Rows 11 and 13 of each cover page. Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

Duhamel, Fried, Hirsch, Landry, MacMahon, Mellin, Millham, Moment, Pant, Patel, Spokes, Steyer, Voon and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Farallon Individual Reporting Persons and Fremder are together referred to herein as the “Individual Reporting Persons.”

This Schedule 13D reports that effective as of April 30, 2009, Mellin resigned as a managing member of FPLLC and the Management Company and, as such, may no longer be deemed a beneficial owner of the Shares deemed beneficially owned by such entities.  Unless the context otherwise requires, any reference to the “Farallon Individual Reporting Persons,”the “Individual Reporting Persons” or the “Reporting Persons” shall not include Mellin.

(b)          The address of the principal business office of (i) the Farallon Funds, the Farallon General Partners and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)          The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner of the Farallon Funds, other than Farallon CS LP. The principal business of the Farallon CS LLC is to act as the general partner of Farallon CS LP. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds, the Farallon General Partners and the Management Company is set forth above. Each of the Individual Reporting Persons, other than Pant and Spokes, is a citizen of the United States. Pant is a citizen of India. Spokes is a citizen of the United Kingdom.

Page 28 of 46 Pages

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.	Source And Amount Of Funds And Other Consideration

  Item 3 is supplemented to report the following:

Since the filing of the prior Schedule 13D, Fremder acquired beneficial ownership of 10,269 Shares through receipt of restricted stock units received as compensation for serving on the Board.No consideration was paid by Fremder for such restricted stock units. In addition, Fremder acquired beneficial ownership of 149 Shares through receipt of restricted stock units received as deemed re-investment of dividends pursuant to the Company’s Deferred Compensation Plan. Such 149 Shares were acquired by Fremder as deemed dividend re-investments during the first quarter of 2009 at a deemed per Share purchase price of $1.22.

Item 4.	Purpose Of The Transaction

  Item 4 is amended and restated in its entirety as follows:

  As disclosed by the Company in its Current Report on Form 8-K filed on April 17, 2008, the Company signed a purchase agreement to acquire certain assets from Fremont Investment & Loan for the purpose of forming a new California chartered industrial bank (the “Bank”). Under the U.S. Change in Bank Control Act and the regulations of the Federal Deposit Insurance Corporation (the “FDIC”) thereunder, and under the California Financial Code, the Reporting Persons, as beneficial owners at that time of more than 10 percent of a class of the Company’s voting stock, would have been presumed to control the Company and the Bank unless such presumption were rebutted. To rebut this presumption, the Reporting Persons entered into an FDIC Passivity Agreement (the “Passivity Agreement”), which requires the Reporting Persons and certain affiliates not to directly or indirectly acquire or hold (together with its affiliates, officers and directors) 25% or more of any class of voting stock of the Company or its subsidiaries, not to direct or attempt to direct the management or policies of the Company or any of its subsidiaries and to refrain from certain other activities with or with respect to the Company. For the full terms and conditions of the Passivity Agreement, see the form of Passivity Agreement filed as Exhibit C to Exhibit 99.1 to the Form 8-K filed by the Company on June 18, 2008, which Passivity Agreement is incorporated herein by reference.

  This Schedule 13D reports that on May 26, 2009, the Reporting Persons sold an aggregate of 2,664,000 Shares. As a result of those sales, the Reporting Persons beneficially own less than 10 percent of any class of the Company's voting stock, which means the U.S. Change in Bank Control Act no longer ascribes to the Reporting Persons the presumption of control described in the preceding paragraph. Accordingly, the Reporting Persons intend to seek confirmation from the FDIC that they are relieved of their obligations under the Passivity Agreement.

  As to the Shares held by the Farallon Funds and the Managed Accounts, although such entities do not have any specific plan or proposal to acquire, transfer or dispose of Shares,

Page 29 of 46 Pages

consistent with their investment purpose, such entities at any time and from time to time may acquire additional Shares or other securities of the Company, subject to applicable banking laws, or transfer or dispose of any or all of their Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Persons and/or other investment considerations. None of such Reporting Persons has made a determination regarding a maximum or minimum number of Sharesor other securities of the Company which it may hold at any point in time.

The Reporting Persons have in the past engaged in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board regarding the Company. Consistent with their investment intent and subject to applicable banking laws, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 301,751,443 Sharesoutstanding as of May 1, 2009, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009filed with the Securities and Exchange Commission on May 11, 2009, plus such additional Shares as each Reporting Person is deemed to beneficially own through ownership or deemed beneficial ownership of certain common stock options and units.

(c)

The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Farallon Funds in the past 60 daysare set forth on Schedules A-F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)	FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the

Page 30 of 46 Pages

Farallon Funds, other than Farallon CS LP, as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule G hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

The Farallon General Partners

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon General Partner is incorporated herein by reference for each such Farallon General Partner.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds, other than Farallon CS LP, as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

Page 31 of 46 Pages

The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds, other than Farallon CS LP, as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Accounts. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	As of April 30, 2009, Mellin may no longer be deemed the beneficial owner of any Shares.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. FPLLC, as general partner to the Farallon Funds, other than Farallon CS LP, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds, other than Farallon CS LP. Farallon CS LLC, as general partner to Farallon CS LP, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP. The Management Company, as manager of Farallon CS LLC and the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP and the Managed Accounts. The Farallon Individual Reporting Persons, as managing members of both FPLLC and the Management Company with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds and the Managed Accounts. Each of the Farallon General Partners, the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares owned by the Farallon Funds and the Managed Accounts.

Each of Steyer and Fremder may be deemed to beneficially own certain Shares through ownership of immediately exercisable options and, in the case of Fremder, vested restricted stock units.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Item 6 is amended and restated in its entirety as follows:

As described in the prior Schedule 13D and pursuant to the terms of the Company’sThird Amended and Restated 2000 Equity Incentive Plan dated as of January 25, 2006 (the

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“Equity Plan”), each of Steyer and Fremder, as non-employee directors of the Company, is, or in the case of Steyer following his resignation from the Company’s Board was, entitled to receive an annual retainer for serving on the Board and other payment in the form of cash, restricted stock and/or stock options for participation in Board and committee meetings, payment of which fees may be deferred, if so elected, into the form of restricted stock units (also known as phantom stock units). The Equity Plan also provides that each of Steyer and Fremder receives, or in the case of Steyer prior to his resignation from the Board received, an annual equity grant as a non-employee director of the Company. Steyer had and Fremder has each elected to receive a portion of their compensation in stock options. To date, each of Steyer and Fremder has received immediately exercisable options to purchase 18,486 Shares.

In addition, Fremder receives a portion of his director compensation in the form of restricted stock units issued under the Company’s Amended and Restated Deferred Compensation Plan dated July 31, 2007 (the “Deferred Compensation Plan”). To date, and including the deemed re-investment of dividends pursuant to the Deferred Compensation Plan, Fremder has received 53,027 restricted stock units, 28,755 of which are vested and 24,272 of which vest on the date of the Company’s next annual shareholder meeting. For additional information regarding the terms of the stock options and restricted stock units owned by Fremder and/or Steyer, see the Forms 4 filed by such persons with respect to such director grants.

In connection with the terms of the Amended and Restated Registration Rights Agreement dated August 30, 2002 (the “Registration Rights Agreement”) entered into by the Company and certain of its shareholders, the Farallon Funds and Managed Accounts have certain demand and piggy-back registration rights and certain rights to request the Company to file a registration statement on Form S-3 registering their Shares. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. For a copy of the Registration Rights Agreement, see Exhibit 10.11 to the Registration Statement on Form S-1 (Reg. No. 333-106076) filed by the Company on June 12, 2003, which agreement is incorporated herein by reference.

Except for the Passivity Agreement described in Item 4 aboveor as otherwise described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 6a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2009

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

On its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

For itself and as the General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for each of

William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Daniel J. Hirsch, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Ashish H. Pant, Andrew J. M. Spokes, Thomas F. Steyer, Richard H. Voon and Mark C. Wehrly

The Power of Attorney executed by Fremder authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2003 by such Reporting Person with respect to the Common Stock of the Company, is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference. The Power of Attorney executed by each of Hirsch and Voon authorizing Landry to sign and file

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this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 6, 2009 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.

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ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partners is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

2.	Farallon CS LLC

(a)	Farallon CS Institutional Finance, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to Farallon CS Institutional Finance II, L.P.
(d)	Delaware limited liability company
(e)	Farallon Capital Management, L.L.C.

3.	FPLLC

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

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4.	Managing Members of the Management Company and FPLLC

Each of the managing members of the Management Company and FPLLC, other than Ashish H. Pant, Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. Gregory S. Swart is a citizen of New Zealand. The business address of each of the managing members of the Management Company and FPLLC is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and FPLLC. The principal occupation of each other managing member of the Management Company and FPLLC is serving as a managing member of both the Management Company and FPLLC. None of the managing members of the Management Company and FPLLC has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

5.	Andrew B. Fremder

Andrew B. Fremder is a citizen of the United Sates. The business address of Andrew B. Fremder is 6114 La Salle Avenue, Suite 314, Oakland, California 94611. The principal occupation of Andrew B. Fremder is serving as the president of East Bay College Fund.

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SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
05/26/09	724,700	3.7014

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SCHEDULE B

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
05/26/09	1,311,600	3.7014

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SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
05/26/09	184,600	3.7014

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SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
05/26/09	800	3.7014

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SCHEDULE E

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
05/26/09	1,300	3.7014

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SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
05/26/09	170,600	3.7014

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SCHEDULE G

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
05/26/09	270,400	3.7014

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EXHIBIT INDEX

EXHIBIT 6	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

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EXHIBIT 6

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 28, 2009

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

On its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

For itself and as the General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for each of

William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Daniel J. Hirsch, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Ashish H. Pant, Andrew J. M. Spokes, Thomas F. Steyer, Richard H. Voon and Mark C. Wehrly

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